Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: KKR Private Equity Investors, L.P.

Registration No.: 333-144335

No Offering Statement

This document does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from KPE and that will contain detailed information about KPE and management, as well as financial statements.

Forward-Looking Statements

This document may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business, net asset value and prospects of KPE and the transaction with KKR & Co. L.P. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. KPE does not undertake to update any of these forward-looking statements.

Additional Information about the Transaction and Where to Find It

This document contains information in respect of the proposed transaction involving KKR & Co. L.P. and KPE. In connection with the proposed transaction, KKR & Co. L.P. has filed with the Securities Exchange Commission (“SEC”) an amendment to its existing Registration Statement on Form S-1/S-4 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR & Co. L.P. through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR& Co. L.P., 9 W. 57th Street, Suite 4200, New York, New York 10019, Attention: Investor Relations.

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FINAL TRANSCRIPT

Mar. 02. 2009 / 1:00PM ET, KPE.AS - Q4 2008 KKR PRIVATE EQUITY INVESTORS Earnings Conference Call

FINAL TRANSCRIPT

Conference Call Transcript

KPE.AS - Q4 2008 KKR PRIVATE EQUITY INVESTORS Earnings Conference Call

Event Date/Time: Mar. 02. 2009 / 1:00PM ET

CORPORATE PARTICIPANTS

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Kate de Mul

KKR Private Equity Investors LP - IR

Henry Kravis

KKR Private Equity Investors LP - Co-Chairman

Paul Raether

Kohlberg Kravis Roberts & Co. - Partner

Kendra Decious

KKR Private Equity Investors LP - CFO

CONFERENCE CALL PARTICIPANTS

Chris Brown

Cazenove - Analyst

Mike Sarcone

Sandler O’Neill - Analyst

Lee Cooperman

Omega Advisors - Analyst

Mark Sunderhuse

Red Rocks Capital - Analyst

PRESENTATION

Operator

Please stand by. Good afternoon, ladies and gentlemen. Thank you for standing by. Welcome to today’s KKR Private Equity Investor LP Fourth Quarter 2008 Financial Results Conference Call.

(Operator Instructions)

Now I’ll turn the conference over to Ms. Kate de Mul, Investor Relations Manager for KKR. Please go ahead, ma’am.

Kate de Mul  - KKR Private Equity Investors LP - IR

 Thank you, Gretchen. Thank you and welcome, everyone, to KKR Private Equity Investors fourth quarter conference call to discuss the results for the period ended December 31st, 2008. I am Kate de Mul, the Investor Relations Manager for KPE.

Before we begin, we would like to remind everyone that the following prepared remarks contain forward-looking statements regarding future events and the future performance of KPE. And representatives from KPE may make additional forward-looking statements in response to your questions. These statements do not guarantee future events or performance. Therefore, undo reliance should not be placed upon them. We refer you to the KPE website, www.kkrprivateequityinvestors.com, for important information, including a press release and annual report detailing KPE’s financial results for the quarter and 12 months ended December 31st, 2008. KPE does not assume any obligation to revise any forward-looking remarks that may be made in today’s release or call.

Today’s call is scheduled to conclude within an hour. On today’s call, Henry Kravis will discuss KPE in light of market developments and give an update on the proposed transaction between KPE and KKR, which was announced on July 27th, 2008. Following Henry’s remarks, Paul Raether will review KPE’s co-investments that had changing marks for the fourth quarter. KPE’s CFO Kendra Decious will then review KPE’s financial performance for the quarter and 12-month period ended December 31st, 2008. After Kendra’s remarks, we will answer your questions. With that, I will turn the call over to Henry Kravis.

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

Thank you, Kate. Good morning, good afternoon, and good evening. And thank you for joining us. I’m Henry Kravis, Co-Chairman of KPE’s general partner and Co-Founder of KKR. As you’re well aware, the global capital markets suffered in the fourth quarter of 2008. The MSCI World Index fell 22.2% during the fourth quarter, while the S&P 500 fell 22.6%. Credit markets continue to be weak with both senior and subordinated tranches of debt trading significantly below par. And volatility, as measured by the Chicago Board Options Volatility Index rose to 80.86 during the fourth quarter, its highest level since its inception in 1993.

KPE was not immune to the fourth quarter’s challenges. KPE’s net asset value declined by 32% during the fourth quarter from $18.85 per unit to $12.78 per unit. Although we have seen some very minor improvements in the markets in 2009 to date — interbank stress levels have declined a little, capital market volatility has receded somewhat, and global credit markets, including the high yield and leverage loan markets, have demonstrated some resilience — equity market performance has been extremely weak. And there’s no doubt that we’re in a very sobering time.

We’re in the midst of what will undoubtedly be a long and protracted global slowdown. The contraction in economic and financial activity that began in earnest last year has accelerated, resulting in global capital markets that continue to operate under duress. Financial intermediation remains challenging. Deleveraging across asset classes continues. Yet the system has not yet normalized.

We anticipate that global financial markets and global economies will remain under stress for the foreseeable future as we transition from a period of profound risk aversion to a period of more financial regulation and higher levels of confidence, both on the part of corporations and on the part of individuals.

Capitalism is changing. Investing is changing. And the interactions between public institutions, private institutions, and governments, as well as between individuals and all of these entities are changing. We are asked frequently what we are focused on in this environment, given all the turbulence and uncertainty in the market.

Our focus is on several key areas. Number one, our first and foremost important focus is our portfolio. We’re making sure that we continue to focus on the operations of our existing portfolio companies and to position our companies for an extended period of dramatically slower global growth.

Our portfolio company management teams and our KKR Capstone operational executives are critical to this effort. KKR Capstone executives are currently leading operational change initiatives in 22 KKR portfolio companies globally. Many of these initiatives are centered on ensuring that cost structures are in line with top-line expectations.

A good example of this is US Foodservice, where KKR Capstone has spearheaded a number of initiatives to proactively meet the economic downturn, including leading a sales force effectiveness program that has helped US Foodservice add over 2,000 independent restaurant operators as new customers in 2008 and driving a purchasing program to reduce the net cost of targeted food categories. Early results of this pilot program are encouraging.

The reason this is so important is that 33 years of investing in all cycles has demonstrated that operational improvements create real value over the long term, even during difficult economic cycles.

Paul Raether will in a few moments discuss a number of our companies. And you’ll note a common theme. While we’ve lowered the valuation in many of our companies because of changes in market comparables, most of these companies have performed very well. In fact, 69% of KKR’s private portfolio companies grew or maintained earnings before interest, taxes, and depreciation in 2008.

Given that we have control over when we exit these companies, these values represent only a snapshot in time. It is our experience that as long as our companies have made real and lasting operational improvements and as long as we follow our disciplined approach, value can be created and realized.

For example, our 1996 fund, which was launched a decade prior to KPE’s formation, was at one point carried at 58% of cost. This fund is now valued at almost two times our cost, showing that long-term investors can create value, even in the face of challenges in the short term. Put simply, we are intensely focused on our portfolio. We believe this is the best way to build value over the long term, which will also benefit KPE unit holders.

Number two, second, we’re proactively through our industry teams and capital markets group deleveraging and preemptively and proactively seeking to address refinancing issues across our private equity portfolio. 88% of our portfolio company indebtedness matures after 2012. And 79% of our portfolio company indebtedness matures after 2013.

Nonetheless, we’re working to align our debt maturity schedules with market reality and are taking selected action as needed. A good recent example of this type of activity is at HCA. On February 11th, HCA issued 300 million second-lien notes with an eight-year maturity, which is outside the maturity of all the debt HCA raised at the time of the buyout.

Third, we are assessing investment opportunities in light of market conditions. The dismantling of many organizations in light of the difficult macroeconomic operating conditions should yield interesting opportunities to those investors, such as KKR, with long-dated capital and the ability to make the difficult decisions that should allow businesses to survive in the current crisis and grow over time.

Periods of dislocation in global markets have historically been very attractive times to invest. And we believe that this holds true today. As of December 31st, 2008, we hold approximately $15 billion of committed but not-yet-invested private equity capital across our private equity funds.

Fourth, because the current environment is likely to produce new regulations on and scrutiny of numerous businesses, we are helping our companies better understand and adapt to the changing regulatory and economic environment. And where possible, we are contributing thinking that can be part of the new solution to the current difficulties.

Policymakers around the world are re-envisioning global financial architecture as well as reformulating healthcare, energy, infrastructure, and other key policies. These changes could materially impact our portfolio and future investments with new opportunities and new challenges, scrutiny, and regulation. Understanding these trends will help KKR and the companies in which we invest meet important needs and earn the confidence of regulators and other stakeholders.

One critical recent step in this front includes our signing of the United Nations Principles for Responsible Investing, which will both increase our transparency and ensure that our investment and portfolio management process includes careful management of regulatory and stakeholder issues, increasingly important factors.

Equally important has been our partnership with the Environmental Defense Fund as we work together to improve the environmental performance of our portfolio companies while simultaneously saving money.

While KKR is operationally evolving to address this new and different world, at our core, KKR holds the same values that we did 33 years ago. We are patient. We are focused. We are disciplined.

We seek to create value over the long term. We align the interests of the operators of our companies, our investors, and our firm. We insist on strong corporate governance. And we emphasize operational improvements that benefit multiple stakeholders.

We take very seriously the individual numbers that Paul will discuss with you in a few minutes. We take great care in arriving at these numbers. Our valuations are derived from a combination of discounted cash flow and market comparables.

In light of the fact that today’s economic challenges are more severe than anyone, including us, anticipated, one very important lesson that we’ve learned is to assume continued economic difficulties over the long term in all aspects of operating our business. As a result, our approach to valuations is rigorous and realistic. While others may take a different tack, we want to be sure that there are no surprises for our investors.

Let me reiterate that it is a very challenging time to be investing, certainly among the most challenging we have seen in our long investment careers. Everyone’s being tested. And there are many mountains to climb. Reaching a summit safely will require cooperation, coordination, understanding, and the ability to admit that certain paradigms are shattered and new models are needed. However, we believe that KPE’s portfolio of assets will be stronger and better over the longer term as a result of these actions.

Now let me give you an update on the proposed transaction with KKR. On July 27th, 2008, KKR and KPE announced their agreement for KKR to acquire all of the assets and assume all the liabilities of KPE in return for the issuance to KPE unit holders of certain interests in KKR. The financial world and markets have changed dramatically since July 2008. KKR and the independent directors of KPE’s general partner are in the process of evaluating the impact of these changes on the continued advisability of the transaction and hope to complete their analysis over the next several weeks.

Thank you very much for your attention. And now I’m going to turn the call over to Paul Raether.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

Thank you, Henry. I will discuss the investments today that KPE holds as co-investments that experienced changing marks during the fourth quarter and the 12 months ended December 31, 2008.

Co-investments which were marked down include in alphabetical order — Alliance Boots, Biomet, Capmark, Energy Future Holdings, First Data, HCA, KION, Nielsen, NXP, PagesJaunes, ProSieben, and US Foodservice. Dollar General was marked up.

KPE invests its capital as the sole limited partner of KKR PEI Investments LP, which we refer to as the investment partnership. I will discuss the co-investments first and proceed in alphabetical order.

First, Alliance Boots — we marked our investment in Alliance Boots down from cost at September 30, 2008, to 0.6 times cost at December 31. The aggregate fair value of the investment partnership’s investment in Alliance Boots at December 31 was $269 million, or 10.2% of the investment partnership’s net assets. The decrease in the Alliance Boots valuation is due primarily to a decrease in the trading multiples of comparable companies, which fell as a result of challenging trading conditions in the pharmacy and retail segment of the market throughout Europe and regulatory headwinds in several European markets pressured the wholesale segment of the market. In addition — the decline of sterling versus other currencies that resulted in negative foreign exchange translations.

Operationally, however, Alliance Boots continues to validate our investment thesis, which was to own a market leader in a defensive industry with significant potential for revenue enhancement and budget savings. The company is outperforming its peer group on a profitability basis despite the challenging market environment, both in retail and wholesale.

The conversion of Alliance pharmacies into Boots branded pharmacies is on track. Enhancement of supplier procurement systems has been successfully completed. And other operational improvement initiatives are progressing well, such as information technology and supply chain improvement.

The Chinese joint venture is proceeding smoothly. And Alliance Boots also acquired healthcare distribution businesses in Germany and in France, allowing the company to strengthen operations in those countries. Alliance Boots continues to explore growth opportunities in Asia, India, and Latin America.

Biomet — at December 31, we marked our investment in Biomet from cost at September 30 down to 0.8 times cost. The aggregate fair value of the investment partnership’s investment in Biomet at December 31 was $243.9 million, or 9.3% of net assets.

The decrease in the Biomet valuation is due in large part to a decrease in the trading multiples of comparable companies, which have compressed due to execution issues specific to particular companies and concern over the impact that the softening macroeconomic conditions will have on the orthopedics category.

Biomet announced second quarter fiscal 2009 results for the period ended November 30, 2008, on January 13, 2009. Net sales for the second quarter increased 5.9% or 9.5% on a constant currency basis to approximately $643 million. Adjusted EBITDA for the second quarter increased 17.2% to $247.1 million, or 38.4% of revenues, compared to adjusted EBITDA of $210.8 million, or 34.7% of revenues, in the prior period. Sales of reconstructed products, hips, and knees, grew 10%, 14%, and 10%, respectively, on a constant currency basis worldwide.

Through the first half of Biomet’s fiscal year, the company has experienced revenue growth of 9.2% or 9.4% on a constant currency basis and adjusted EBITDA growth of 16%. Biomet’s strong performance has been driven by continued strong performance in its orthopedic businesses, where Biomet appears to have captured market share as a result of strong products and solid execution.

The team of KKR Capstone professionals has been working with the management team at Biomet to implement a number of operational improvement initiatives and to help mitigate macroeconomic headwinds in selected business segments. Chief among these efforts are programs to stabilize the trauma and spine business and to improve sales force effectiveness across the organization.

Stabilization of trauma and spine, which was declining at a 20%-plus rate at both the top and bottom line at the time of acquisition, is now on track to deliver growth in fiscal 2009 versus 2008. The sales force effectiveness efforts are geared towards helping enhance growth across business segments and in particular to help generate growth at Biomet’s global dental business 3i, which has more macroeconomic exposure than Biomet’s other businesses.

Capmark — at December 31, we marked our investment in Capmark down from 0.8 times cost at September 30 to 0.1 times cost. The aggregate fair value of the investment partnership’s investment in Capmark at December 31 was $15.2 million, or 0.6% of net assets.

The decrease in the Capmark valuation is primarily due to a decrease in the book value ratios of publicly traded finance companies comparable to Capmark as well as continued weakening of Capmark’s operations. Capmark’s earnings and book value decreased materially in the fourth quarter due to a continued lack of liquidity and a worsening credit environment for commercial real estate.

In the current environment, Capmark has remained focused on cash management and maximizing liquidity. The company is also in discussions with its lenders and has requested modifications of certain financing arrangements.

Dollar General — at December 31, we marked our investment in Dollar General up from cost at September 30 to 1.1 times cost. The aggregate fair value of the investment partnership’s investment in Dollar General as of December 31 was $378.1 million, or 14.4% of net assets.

The increase in the Dollar General valuation is primarily due to significant operational improvements at the company in fiscal 2008 that distinguished it from its comparable companies. Dollar General reported fiscal 2008 sales performance for the period ended January 30, 2009, on February 10, 2009. And complete fiscal 2008 results will be reported on March 24th, 2009.

For the 2008 fiscal year, Dollar General reported total sales of $10.46 billion, an increase of 10.1% compared to the 2007 fiscal year. Same-store sales for the 2008 fiscal year increased 9.0%. Sales continue to benefit from strategic operating initiatives implemented during the year to increase both customer traffic and average ticket.

During the 2008 fiscal year, Dollar General opened 207 new stores, relocated or remodeled 404 stores, and closed 39 stores, ending the year with 8,362 neighborhood stores. Given its positive results, the company intends to accelerate its new store openings in 2009 with plans to open 450 new stores and to remodel or relocate approximately 400 stores.

Energy Future Holdings — at December 31, we marked our investment in Energy Future Holdings from cost at September 30 down to 0.7 times cost. The aggregate fair value of the investment partnership’s investment in EFH at December 31 was $256.1 million, or 9.8% of net assets.

The decrease in Energy Future Holdings’ valuation is due in large part to a decrease in the trading multiples of comparable companies as well as a decrease in the outlook for natural gas and therefore power prices in Texas. EFH will publicly report its 2008 financial and operating results tomorrow, March 3rd.

First Data — at December 31, we marked our investment in First Data from cost at September 30 to 0.6 times cost. The aggregate fair value of the investment partnership’s investment in First Data as of December 31 was $247.4 million, or 9.4% of net assets.

The decrease in the First Data valuation was due in large part to a decrease in the trading multiples of comparable companies, which are being pressured by declining retail spending and the global consumers’ trend of value as well as the slowing overall economy.

Operationally, First Data is performing well. We’re working with management to improve operational efficiencies while continuing to drive organic growth through new product development.

HCA — at December 31, 2008, we marked our investment in HCA from 1.2 times cost at September 30 down to 0.8 times cost. The aggregate fair value of the investment partnership’s investment in HCA at December 31 was $247.6 million, or 9.4% of net assets.

The decrease in the HCA valuation is due in large part to a decrease in the trading multiples of comparable companies. HCA announced 2008 results for the year ended December 31 on February 3rd, 2009. 2008 revenues increased 5.6% to $28.4 billion compared to $26.9 billion for the year ended December 31, 2007. Adjusted EBITDA for 2008 of $4.6 billion was flat when compared to 2007.

As of December 31, HCA’s balance sheet reflected cash and cash equivalents of $465 million, total debt of $27 billion, and total assets of $24.3 billion. In addition to the refinancing activity Henry mentioned, we are focused on curtailing capital spending, sharpening working capital management, and reducing overhead expenses at HCA.

KION — at December 31, we marked our investment in KION from 0.7 times cost at September 30 down to 0.2 times cost. The aggregate fair value of the investment partnership’s investment in KION at December 31 was $27.4 million, or 1.0% of net assets.

The decrease in the KION valuation is due in large part to a downward revision of the midterm outlook for the company as a result of the deteriorated macroeconomic environment.

KION announced preliminary full-year 2008 results on February 13, 2009. Net revenues for the year ended December 31, 2008, rose 5.6% versus 2007 results to EUR4.6 billion. Normalized EBIT rose 7.1% to EUR353 million, and EBIT margin rose to 7.8% of revenue from 7.6% in 2007.

While 2008 was a very strong year for KION, the company’s performance began to suffer in the fourth quarter amid the global industrial slowdown triggered by the global credit crisis. We are working with company management to control costs and position KION for a lengthy industrial recession.

On January 15th, 2009, KION announced the establishment of a joint venture with Baoli Companies in China. As KION’s fourth brand, Baoli will extend KION’s reach geographically and gives KION a lower-cost manufacturing base, which will focus on the economy forklift segment worldwide. The joint venture makes KION the largest foreign industrial truck producer in China.

Nielsen — at December 31, we marked our investment in Nielsen from 1.1 times cost at September down to 0.9 times cost. The aggregate fair value of the partnership’s investment in Nielsen at December 31 was $194.4 million, or 7.4% of net assets.

While Nielsen continues to record growth in both revenue and adjusted EBITDA versus prior year, we reduced our investment to 0.9 times cost due primarily to the contraction in trading multiples of publicly traded comparable companies during the quarter and a more conservative operating outlook for the company.

2008 was a year of operational progress for Nielsen with the management team enacting an operational realignment and restructuring, entailing the ongoing simplification of business operating practices. While much progress has been made on this front, operational efficiency initiatives continue in 2009.

NXP — at December 31, we marked our investment in NXP from 0.5 times cost at September 30 down to 0.1 times cost. The aggregate fair value of the investment partnership’s investment in NXP at December 31 was $27.8 million, or 1.1% of net assets.

The decrease in the NXP valuation is due in large part to the current unprecedented economic downturn in the semiconductor industry, which has led to a decrease in the trading multiples of comparable companies and weak performance at the company.

As discussed in detail on the third quarter 2008 conference call, NXP is undergoing a significant restructuring program to reduce its cost base through major reductions of the manufacturing base, right-sizing of central research and development, and reduction in support function.

PagesJaunes — the decrease in PagesJaunes valuation was due to the price of PagesJaunes stock, which fell from EUR9.74 at September 30 to EUR7.03 on December 31, a decrease of 27.8%. Any remaining value was offset by debt at the holding company level.

PagesJaunes, however, reported strong results for 2008 on February 26th, 2009. Sales of EUR1.193 billion were up 3% in line with management’s latest guidance. And EBITDA was as expected up 8% to EUR552 million. Top line growth was driven by the continued growth of the online activities, which were up 24% year on year and now represent 40% of the group’s total sales. With more than one in two internet users in France using PagesJaunes Group sites, PagesJaunes is now the fourth largest group in terms of internet audience in France.

ProSieben — at December 31, we marked our original investment in ProSieben from 0.1 times cost at September 30 down to zero. During the fourth quarter of 2008, we invested an additional $30.3 million in ProSieben, which was marked to 0.8 times cost at December 31.

We wrote our investment in ProSieben down principally due to significant multiple compression across the European free-to-air broadcasting sector, the adverse impact of ProSieben’s uncompetitive German ad sales model and a weaker outlook for the domestic German television advertising market due to the current financial and economic crisis.

Due to the failed advertising sales model, ProSieben lost 5% of market share in the first half of 2008, which could not be regained in the second half of the year as the major competitors had locked up advertisers and agencies for the full year while additional advertising volumes were small due to the accelerating advertising recession.

KKR Capstone and ProSieben management have reestablished the relationships with the major advertising agencies. And first advertising commitments for 2009 indicate significant market share regain. The company has plans for a substantial cost reduction program amounting to over EUR100 million in 2009 to address the declining advertising revenues.

US Foodservice — at December 31, 2008, we marked our investment in US Foodservice from cost at September 30 down to 0.8 times cost. The aggregate fair value of the investment partnership’s investment in US Foodservice at December 31 was $154.9 million, or 5.9% of net assets.

The decrease in the US Foodservice valuation is primarily due to a decrease in the trading multiples of comparable companies, which have been challenged by the general downturn in the equity markets and from negative macroeconomic trends impacting the consumer.

Working with KKR Capstone, the management team at US Foodservice is actively addressing the difficult environment by reducing overhead and undertaking initiatives to gain market share and increase profitability.

Thank you for listening. And now I’m going to turn this over to Kendra, who will review KPE’s financial results.

Kendra Decious  - KKR Private Equity Investors LP - CFO

Thank you, Paul. I will review KPE’s performance for the quarter and year ended December 31st, 2008. Then we will open the line for questions.

As of December 31, 2008, KPE’s net asset value was $2.619 billion. And our NAV per unit was $12.78. This represented a 32.2% decline from the NAV per unit of $18.85 as of September 30th, 2008.

Net unrealized depreciation on investments and foreign currency transactions was $1.178 billion, which represented the majority of the decline in net assets for the quarter ended December 31st. This net unrealized depreciation was primarily comprised of downward changes in the companies Paul just discussed in detail and was due largely to compression in the trading multiples of comparable companies and the deterioration of global economies.

In the interest of time, I will not cover these private valuation changes, as Paul has already discussed them. Please also refer to the financial information in KPE’s fourth quarter 2008 earnings press release and 2008 annual financial report, both available on KPE’s website, for further descriptions of these changes.

For the year ended December 31st, 2008, KPE’s decrease in net assets resulting from operations was $2.368 billion. And the total return for the year was negative 47.5%.

Now I’ll discuss the composition of our investment portfolio, which totaled $3.003 billion net of financing as of December 31st. These investments consisted of private equity fund investments of $1.185 billion in six KKR private equity funds, co-investments of $1.415 billion in 13 companies within these funds, negotiated equity investments of $299 million, opportunistic investments in public equities and fixed income investments of $41 million, and an investment in the KKR Strategic Capital Institutional Fund, which we call SCF, which totaled $63 million.

Much of the investment partnership’s focus during 2008 was on the preservation of liquidity. To this end, the investment partnership successfully completed a secondary sale of selected limited partner interests in and undrawn commitments to two KKR private equity funds in April of 2008 for a 7.9% weighted average discount to the net asset value as of March 31st, 2008. The investment partnership may engage in similar secondary asset sales in the future.

The investment partnership deliberately scaled back its opportunistic investment portfolio during 2008, both to generate liquidity and to reduce its overall risk profile by lowering its direct exposure to public markets and increasing the percentage of its assets invested in KKR private equity investments. Thus, the opportunistic portfolio was further sold down to a de minimus level as of February 27th, 2009.

Therefore, at the close of 2008, the vast majority of the investment partnership’s assets consisted of investments in KKR private equity fund portfolio companies and other funds managed by KKR. These investments are directly controlled by KKR. And KKR professionals are actively involved with their daily operations, governance, financing, and management. We believe that these investments are well positioned in the current market turbulence and have a high conviction that they will over time ultimately produce realizations which will accrue to the benefit of KPE unit holders.

As of December 31st, 2008, the investment partnership had a cash balance of $623 million and had $951 million outstanding on its $1 billion five-year senior secured credit facility that was established in June of 2007. The investment partnership’s availability for further borrowings under the credit facility was $49 million as of February 27th, 2009, or $5 million assuming that the commitment held by Lehman commercial paper, which has declared bankruptcy, will not fund any part of its remaining commitment, which we believe is the more likely scenario.

We expect to maintain this cash in bank accounts and money market funds to maintain the highest level of liquidity generally available during these stressful times. Absent a change in financial and economic markets, we expect to apply most of our cash to fund our capital commitments to the KKR private equity funds and for other short-term working capital needs, like operating expenses.

Currently, the investment partnership has remaining undrawn capital commitments to KKR’s private equity funds of approximately $959 million. These undrawn capital commitments are typically drawn over a multiyear time horizon that should not necessitate the immediate drawdown of capital in full.

In particular, we do not expect that the KKR funds will call all of these capital commitments in the near term because the largest use of capital commitments by dollar amount is to fund KKR’s acquisitions.

To give some perspective, the investment partnership funded $199 million of capital calls in 2008 across all KKR funds in which the investment partnership is invested and no investments in 2009 to date.

Taking into account our portfolio and estimates of future cash needs, we believe that our sources of liquidity are currently sufficient to honor our commitments in the short term at a minimum.

Please remember that my remarks include forecasts and estimates that definitely constitute forward-looking statements. And actual results may be different due to changing circumstances.

Finally, the Nominating and Corporate Governance Committee is currently searching for a third independent director. But there is nothing to report on that front at this time.

Thank you all for your attention. Gretchen, we can now open the line for questions.

QUESTION AND ANSWER

Operator

Thank you, Ms. Decious. (Operator Instructions) Our first question comes from Chris Brown with Cazenove. Please go ahead. Your mike is open.

Chris Brown  - Cazenove - Analyst

Hi, everyone. Just a couple of questions — first of all, do you have an aggregate debt multiple for the portfolio and also an aggregate valuation multiple?

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

Paul, you want to — or, Kendra, you want to take that? Maybe, Kendra, you should do that.

Kendra Decious  - KKR Private Equity Investors LP - CFO

I’m sorry. Chris, can you repeat the question, please?

Chris Brown  - Cazenove - Analyst

Yes, I just — I mean, we’ve seen a number of your peers sort of give an idea for what the average debt-to-EBITDA multiple is across the portfolio and also for the average valuation multiple. I just wonder whether you have that information available.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

We don’t, Chris.

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

No, we don’t really have that available in that form.

Chris Brown  - Cazenove - Analyst

Okay. And the other question concerned the financing. I just wondered what the covenant is on that.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

The covenants on the financing?

Chris Brown  - Cazenove - Analyst

Yes.

Kendra Decious  - KKR Private Equity Investors LP - CFO

On KPE’s revolver, or — ?

Chris Brown  - Cazenove - Analyst

Yes, on your revolver, yes.

Kendra Decious  - KKR Private Equity Investors LP - CFO

Yes, there is actually only one financial covenant. It’s an asset-to-debt coverage covenant, which we are in compliance with.

Chris Brown  - Cazenove - Analyst

Yes, are you able to say what it is?

Kendra Decious  - KKR Private Equity Investors LP - CFO

It’s — again, it’s asset to debt. And it’s 0.5 to 1.

Chris Brown  - Cazenove - Analyst

0.5. Okay. And last question is — I mean, obviously, you’re comfortable being able to fund the commitments you have. But what about if any of the existing co-investments require extra capital?

Kendra Decious  - KKR Private Equity Investors LP - CFO

Well, I think, Chris, that we’d have to look at the liquidity in the vehicle at that point in time. Legally, we are committed to fund, which we look forward to doing, the remainder of our commitments to the private equity funds. If one of the 13 co-investments did seek a follow-on equity commitment, we would evaluate it based on the circumstances at that point in time. Nothing like that has come up to date. And so, again, we’ll look at all of the circumstances when they do.

Chris Brown  - Cazenove - Analyst

Okay.

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

And, Chris, what I would say is also that one is mandatory, which we’re legally bound to do. And that’s the commitments to KKR. The other one is not.

Chris Brown  - Cazenove - Analyst

Yes. Okay. Understood. Great. Thank you.

Operator

Our next question comes from Michael Kim with Sandler O’Neill. Please go ahead, sir. Your mike is open.

Mike Sarcone  - Sandler O’Neill - Analyst

Hey, guys. This is actually Mike Sarcone. I’m calling on behalf of Michael Kim. How you doing?

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

Fine.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

Good, Mike.

Mike Sarcone  - Sandler O’Neill - Analyst

So my first question is — I understand you’re in the process of evaluating whether or not the deal makes sense at this point, just given the environment. But to play devil’s advocate for a moment, what kind of message are you sending as it relates to dealing with some of the structural issues that the deal presumably would’ve addressed, i.e. swelling cash flows, vintage concentration?

Kendra Decious  - KKR Private Equity Investors LP - CFO

Well, I think that with respect to the transaction itself, as Henry pointed out, what our comment was there — with respect to the vehicle itself, one of the things that we’re focused on, as I commented on in my part, was that we have been kind of further concentrating the vehicle into the investments that we have the most control over.

And so I think that as we move forward and when the Board ultimately does make a decision in terms of what the next steps will be that we’ll continue to evaluate some of those other structural issues and make changes if we can.

Mike Sarcone  - Sandler O’Neill - Analyst

Okay. And then my last question — in terms of valuations, if we’re doing the math correctly, it seems like the market is suggesting your private equity investments are all zeros, given that your net cash and marketable securities appear to be worth more than the stock’s market cap. I mean, as I’m sure you’d agree, I think that’s pretty unrealistic. So I’m just wondering how you’re addressing the seemingly wide disconnect between perception and reality.

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

Well, we’d ask your help. You’re exactly right, Mike, in terms of the math. And frankly, we have a very hard time with that because we obviously think that we have been conservative in terms of our valuations. And we should all remember that these valuations are a moment in time. And the private equity business, as we have said repeatedly is a long-term business. And so I mean, we’ve said to you and a number of others the average holding period for us in terms of our investments is seven years. And we are firmly convinced that our private equity investments that are held inside KPE will have real value.

Mike Sarcone  - Sandler O’Neill - Analyst

Okay. That’s it. Thank you very much.

Operator

Our next question comes from Lee Cooperman from Omega Advisors. Please go ahead. Your mike is open.

Lee Cooperman  - Omega Advisors - Analyst

Thank you. It’s really a question probably more for the parent. But I think there was recent legislation passed that allowed private equity firms and companies that were subject to private equity to buy back debt at a discount and to defer tax liability on that debt repurchase. Has KKR thought about this? And do we have the liquidity to generate value by going into the market and buying back some of this debt that’s trading at a basis that we suggest actually that the private equity deals are worth zero?

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

Yes, I mean, Lee, this is Henry. I think the way — you’re exactly right. That is what has been passed in the latest stimulus bill. And we’re looking at that for all our companies. You really have to look at it on a company-by-company basis because it really only pertains if the company buys the debt in and you get the deferral of the taxes, not an elimination of the tax. But it’s a deferral for five years. And then you spread it out 20% a year for the next five years. But we are certainly aware of this. And each of our companies is looking at the desirability of buying debt in versus other use of its capital. And so it will depend on a company-by-company basis.

Lee Cooperman  - Omega Advisors - Analyst

Got you. Thank you.

Operator

Our next question comes from Mark Sunderhuse with Red Rocks Capital. Please go ahead. Your mike is open.

Mark Sunderhuse  - Red Rocks Capital - Analyst

Hi. Thank you. A specific and then a subjective question — the specific question is when you look at the particular companies that are direct investments where there may be pension liabilities depending on what actuarial assumptions there are and what liabilities may have been created in this environment, have you had an opportunity to look at those, aggregate them, and think about either freezing or moving those to a defined contribution format?

And then the subjective question would be kind of the tenor of the bankers given the environment and the ability to work with both domestic and banks abroad working through some of the more complex debt issues.

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

Paul, you want to handle it?

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

Yes, I was going to say why don’t I take the first question? And then I’ll let you have the —.

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

I’ll do the second.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

The overview. On the pension front, Mark, we’ve obviously looked at each company in the portfolio company by company in terms of the pension arrangement. We have not done anything in terms of consolidating those because each one of these companies is in a separate investment partnership and stands on its own. In most of our companies, we have moved from a defined benefit plan to more of a contribution type of plan. So we’re not aware of any significant issues in our portfolio companies relative to pensions and pension underfunding. So we’re in pretty good shape on a company-by-company basis.

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

Yes, and on working with the banks, I think its company specific is where we are. But I would say in general the banks have been open to having discussions with us where we have some issues. But keep in mind that’s a small handful of companies that we have to have those discussions on. Most of our companies are in reasonably good shape. And many of them do not have any covenant provisions that we have to deal with, and also we have a big portion, over well over 80% of our debt actually doesn’t come due until 2012, 2013. So we’re in reasonably good shape as far as that’s concerned.

But as I said in my prepared remarks, we are still going in and tackling the issue, even though we may not think we have any issues as far as repayment and taking advantage when the market for debt issuance has been opened. And it has been open over the last couple of months.

Paul Raether  - Kohlberg Kravis Roberts & Co. - Partner

And also, I would add that, given the question from Lee Cooperman, we obviously are aware of the tax advantage of calling in debt today at less than market value. And unfortunately in today’s world, we have a number of companies where the debt is trading at significant discounts to par value. And therefore, there are opportunities for us. As Henry said, we going to look — we are looking at that on a case-by-case basis to determine if that’s the best use of capital for that particular company in terms of buying back debt.

Operator

(Operator Instructions) And it appears there are no further questions in the queue. I’ll turn the conference back over to Ms. Decious for closing remarks.

Henry Kravis  - KKR Private Equity Investors LP - Co-Chairman

Okay. Good. Thanks very much, operator. And thank you, everyone, for the questions and for your participation. We’re certainly always grateful to you for your support of KPE and KKR. And we encourage you to reach out to us with any questions you might have regarding KPE’s portfolio. And with that, we’ll say goodbye to you. And thanks, again.

Operator

This concludes today’s conference. Thank you for your participation. You may now disconnect your line.

Editor

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